UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-23108

DISCOVER FUNDING LLC

(as Depositor of Discover Card Master Trust I)

on behalf of

DISCOVER CARD MASTER TRUST I

(Exact Name of registrant as specified in charter)

c/o Discover Funding LLC

800 Prides Crossing, Suite 100

Newark, Delaware 19713

(302) 651-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Series 2007-CC Collateral Certificate

(Title of each class of securities covered by this Form)

(Discover Card Master Trust I is the issuing entity in respect of the Series 2007-CC Collateral Certificate)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DISCOVER FUNDING LLC
Acting solely in its capacity as depositor of Discover Card Master Trust I

By:	/s/ Franco E. Harris
Name: Franco E. Harris
Title: President

December 19, 2025